

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2015

Daniel Solomita
Chief Executive Officer
First American Group Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

> **Re:** **First American Group Inc.**
> **Form 8-K**
> **Filed June 30, 2015**
> **File No. 000-54768**

Dear Mr. Solomita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note disclosure in Item 5.06 and elsewhere in your report that you believe you exited shell company status as a result of the merger agreement described under Item 1.01. A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, is a company that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. We note that you are a developmental stage company with an aspirational business plan and you have not yet begun any operations or generated any revenues as of March 31, 2015. In addition, please refer to comment 7. Accordingly, please provide us with a detailed analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2. For guidance, refer to SEC Release No. 34-52038.

2.   Please disclose whether you have any current plans, arrangements, discussions or intentions, whether written or oral, to engage in a merger or acquisition with an identified or unidentified company or person to be used as a vehicle for a private company to become a reporting company.

3.   We note your use of industry jargon and scientific terms and processes not likely to be readily understood by persons not familiar with your industry. Please note that the disclosure in your description of business and summary section should be written using plain English principles and should avoid such terms to the extent possible. Please revise to provide succinct descriptions of your process, technology and plans.

4.   Please provide your analysis of how you determined that you qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012. Alternatively, please remove such references and disclosure. Please refer to SEC Jumpstart Our Business Startups Act Frequently Asked Questions, Question (2), available at: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Item 1.01 Entry into a Material Definitive Agreement, page 2

5.   Revise your disclosure to explain how the parties, namely Messrs. Kouta, Sajid and Solomita, were introduced and the reasons why the parties decided to proceed with this transaction and this particular structure at this time. In addition, please identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

6.   Please clarify what you mean by "[t]he commercialization of our depolymerization technology." We note your disclosure on page 3 summarizing your depolymerization process. Do you intend to market this process and provide the resulting chemicals to customers? If so, please clearly state your intention. If not, please elaborate to clarify your specific business intentions.

Description of Business

Overview of Loop Holdings, page 4

7.   Please disclose the material terms and obligations of each party to the Intellectual Property Assignment Agreement. In addition, in your response letter, please tell us under what circumstances may the Assignor, Mr. Hatem Essaddam, reclaim the intellectual property rights. Lastly, please refile the agreement in its entirety as required by Item 601(b)(10) of Regulation S-K.

Depolymerization of Plastics and Breaking Down Polymers into Monomers, page 5

8.   Please provide independent and objective support for your statements throughout this section. By way of example only, please revise to disclose support for statements relating to the manufactured materials and plastics industries on page 5, and the environmental impact, demand and price for the chemicals that you anticipate producing on page 6. Otherwise, please remove these and other similar statements.

9.   Please remove the statement, "[f]or us, most notably, it is a significant revenue and profits generator."

Depolymerization, page 7

10.   Please explain the procedures and standards used to determine that the terephthalic acid and ethylene glycol tested are of "industrial grade purity." If true, please make clear that your conclusions rely solely upon your own findings, not that of an independent outside party. Furthermore, please explain what "industrial grade purity" means.

Government Regulation and Approvals, page 8

11.   Please confirm whether or not you may be subject to any government regulations relating to the conversion of waste into chemicals.

Risk Factors, page 9

12.   Please update your financial risk related disclosures through the period May 31, 2015.

13.   Please tell us whether Messrs. Solomita and Danks engage in business activities outside the company. If so, please include a separate risk factor and discuss whether such activity could create a material risk of conflicts of interest with the company, and if so, how such conflicts will be resolved.

Risks Relating to our Company, page 9

14.   Please include a separate risk factor addressing the material terms and risks involving your Intellectual Property Assignment Agreement. Please refer to comment 7.

15.   Please revise to combine repetitive risk factors, for example, "We may not be able to execute our business plan or stay in business without additional funding," on page 9, and "We may not be able to execute our business plan or stay in business without additional funding," on page 10. Likewise, the risk factor addressing possible loss of Mr. Solomita's services on page 11 is essentially the same as that found on page 12. Please revise.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 19

16.   Please disclose the details of your recent capital transactions so that it is transparent to readers how you obtained a cash balance of $1.9 million as of June 15, 2015.

Directors and Executive Officers, page 26

17.   Please tell us whether Mr. Solomita still owns, operates or does business with SMH Recycling.

18.   Please revise to include Mr. Danks' business experience and principal occupations and employment during the past five years. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 28

19.   Please disclose in footnote (5) the purpose for the payment of $50,000 of compensation to 8198381 Canada Inc. Refer to Item 402(n) of Regulation S-K.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters

Market Information, page 32

20.   The reported prices for your stock, between September 2014 and March 31, 2015, appear to be incorrect. Please revise.

Exhibit 99.1- Loop Holdings Financial Statements

21.   Please update to include the interim period through May 31, 2015. Additionally, update your pro forma information as well.

Note 6 – Commitments and Contingencies, page F-20

Accounting Treatment of the Consideration

22.   We note you entered into 12-month consulting agreements commencing December 1, 2014 and issued 890,000 shares valued at $712,000 which were fully-vested and fully earned. Explain to us why you immediately recognized as an expense the full value of the consideration paid and did not record it as a prepaid expense, to be recognized over the term of the consulting agreements. We refer you to the guidance in ASC 505-50-25-4 and 25-7.

Note 9 – Subsequent Events, page F-23

23.   Please disclose within the last paragraph on page F-23 how you will account for the shares of First American Group that were outstanding at the time of the merger with Loop Holdings, Inc., i.e. the unredeemed shares, and advise us.

Exhibit 99.2

Pro Forma Combined Statement of Operations, page 3

24.   Since the merger of First American Group and Loop Holdings is a capital transaction in substance, and not a business combination, it is unclear why you are presenting a pro forma income statement giving effect to it. Please remove the pro forma income statement from your filing or explain to us why it is appropriate to include this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Thomas E. Puzzo